ORKO SILVER CORP.
2610 - 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X2

INFORMATION CIRCULAR
as of February 7, 2008 (unless otherwise noted)

MANAGEMENT SOLICITATION

This Information Circular is furnished to you in connection with the solicitation of proxies by management of Orko Silver Corp. (“we”, “us” or the “Company”) for use at the Annual General (the “Meeting”) of shareholders of the Company to be held on Thursday, March 13, 2008, and at any adjournment of the Meeting. The Company will conduct its solicitation by mail and our officers, directors and employees may, without receiving special compensation, contact shareholders by telephone, electronic means or other personal contact. The Company will not specifically engage employees or soliciting agents to solicit proxies. We do not reimburse shareholders, nominees, or agents for their costs of obtaining authorization from their principals to sign forms of proxy. We will pay the expenses of this solicitation.

APPOINTMENT OF PROXY HOLDER

The persons named as proxy holders in the enclosed form of proxy are the Company’s directors or officers. As a shareholder, you have the right to appoint a person (who need not be a shareholder) in place of the persons named in the form of proxy to attend and act on your behalf at the Meeting. To exercise this right, you must either insert the name of your representative in the blank space provided in the form of proxy and strike out the other names or complete and deliver another appropriate form of proxy.

A proxy will not be valid unless it is dated and signed by you or your attorney duly authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the corporation.

VOTING BY PROXY

The persons named in the accompanying form of proxy will vote or withhold from voting the shares represented by the proxy in accordance with your instructions, provided your instructions are clear. If you have specified a choice on any matter to be acted on at the Meeting, your shares will be voted or withheld from voting accordingly. If you do not specify a choice or where you specify both choices for any matter to be acted on, your shares will be voted in favour of all matters.

The enclosed form of proxy gives the persons named as proxy holders discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and any other matter that may properly come before the Meeting. As of the date of this Information Circular, our management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting. However, if any amendment, variation or other matter properly comes before the Meeting, the persons named in the form of proxy intend to vote on such other business in accordance with their judgment.

You may indicate the manner in which the persons named in the enclosed proxy are to vote on any matter by marking an “X” in the appropriate space. If you wish to give the persons named in the proxy a discretionary authority on any matter described in the proxy, then you should leave the space blank. In that case, the proxy holders nominated by management will vote the shares represented by your proxy in accordance with their judgment.

RETURN OF PROXY

You must deliver the completed form of proxy to the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9, or to the Company’s head office at the address listed on the cover page of this Information Circular, not less than 48 hours (Saturdays, Sundays, and holidays excepted) before the scheduled time of the Meeting or any adjournment.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on our records or validly appointed proxy holders are permitted to vote at the Meeting. Most of our shareholders are “non-registered” shareholders because their shares are registered in the name of a nominee, such as a brokerage firm, bank, trust company, trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan or a clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your shares through a broker, you are likely a non-registered shareholder.

Non-registered holders who have not objected to their Nominee disclosing certain ownership information about themselves to us are referred to as “NOBO’s”. Those non-registered Holders who have objected to their Nominee disclosing ownership information about themselves to us are referred to as “OBO’s”.

In accordance with the securities regulatory policy, we will have distributed copies of the Meeting Materials, being the Notice of Meeting, this Information Circular, and the form of proxy directly to NOBO’s and to the Nominees for onward distribution to OBOs.

Nominees are required to forward the Meeting materials to each OBO unless the OBO has waived the right to receive them. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered shareholder. Meeting Materials sent to non-registered holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a non-registered holder is able to instruct the registered shareholder (or Nominee) how to vote on behalf of the non-registered shareholder. VIF’s, whether provided by the Company or by a Nominee, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Shares which they beneficially own. Should a non-registered holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the non-registered holder may request a legal proxy as set forth in the VIF, which will grant the non-registered holder or his/her nominee the right to attend and vote at the Meeting. Non-registered holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

REVOCATION OF PROXY

If you are a registered shareholder who has returned a proxy, you may revoke your proxy at any time before it is exercised. In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either:

(a)

signing a proxy bearing a later date; or

(b)

signing a written notice of revocation in the same manner as the form of proxy is required to be signed as set out in the notes to the proxy.

The later proxy or the notice of revocation must be delivered to the office of the Company’s registrar and transfer agent or to the Company’s head office at any time up to and including the last business day before the scheduled time of the Meeting or any adjournment, or to the Chairman of the Meeting on the day of the Meeting or any adjournment.

If you are a non-registered shareholder who wishes to revoke a proxy authorization form or VIF (voting instructions) or to revoke a waiver of your right to receive Meeting Materials and to give voting instructions, you must give written instructions to your Nominee at least seven days before the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the adoption of the Company’s stock option plan, approval of which will be sought at the Meeting. Directors and executive officers of the Company may participate in the Company’s stock option plan, and accordingly have an interest in its approval. See “Particulars of Matters to be Acted Upon”.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of common shares without par value, of which 97,465,153 common shares were issued and outstanding as of the record date. There is one class of shares only.

Persons who are registered shareholders at the close of business on February 7, 2008 will be entitled to receive notice of, attend, and vote at the Meeting. On a show of hands, every shareholder and proxy holder will have one vote and, on a poll, every shareholder present in person or represented by proxy will have one vote for each share. In order to approve a motion proposed at the Meeting, a majority of more than 50% of the votes cast will be required to pass an ordinary resolution, and a majority of at least two- thirds (2/3) of the votes cast will be required to pass a special resolution.

ELECTION OF DIRECTORS

Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until that person sooner ceases to be a director. The shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at five (5) for the next year, subject to any increases permitted by the Company’s Articles.

Unless you provide other instructions, the enclosed proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors. Management does not expect that any of the nominees will be unable to serve as a director. If before the Meeting any vacancies occur in the slate of nominees listed below, the person named in the proxy will exercise his or her discretionary authority to vote the shares represented by the proxy for the election of any other person or persons as directors.

Management proposes to nominate the persons named in the table below for election as director. The information concerning the proposed nominees has been furnished by each of them:

Name, Jurisdiction of Residence and Present Office Held	Director Since	Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised(1)	Principal Occupation and, if Not Previously Elected, Principal Occupation during the Past Five Years
Gary Cope (2) President and Director Belcarra, B.C.	September 9, 2003	564,500	Mining Executive, President of Orko Silver Corp. and Orex Minerals Inc.
N. Ross Wilmot (2) Director and Chief Financial Officer South Surrey, B.C.	April 30, 1997	Nil	Financial Consultant; Director and officer of several listed companies.
George Cavey Director Vancouver, B.C.	December 4, 2003	280,000	Consulting Geologist, Orequest Consultants Ltd.
Minaz (Mike) Devji West Vancouver, B.C. Director	April 23, 2007	Direct 430,500 Indirect 365,000	Business Consultant for several listed companies
Cyrus Driver (2) Vancouver, B.C. Director	April 23, 2007	5,000	Chartered Accountant, Partner in Davidson & Company LLP.; Director and officer of several listed companies

(1)

As at February 7, 2008.

(2)

Denotes a member of the audit committee.

No proposed director is or has been, within the past ten years, a director or executive officer of any company that, while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

(b)

was subject to an event that resulted, after the director or executive officer ceased to be adirector or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, except as follows:

1.

On April 3, 2002, while Mr. Wilmot was a director and officer of the Company, the Company was subject to a cease trade order in British Columbia for failure to file its financial statements for the year ended October 31, 2001, and for the first quarter ended January 31, 2002 (collectively the “Financial Statements”). On

April 5, 2002, two days after the imposition of the cease trade order, the Company filed the Financial Statements, together with accompanying Annual and Quarterly reports. On April 8, 2002, the British Columbia Securities Commission revoked the cease trade order. As a result of the cease trade order, the TSX Venture Exchange (the “Exchange”) suspended trading in the Company’s shares. Despite the lifting of the cease trade order, the Exchange did not reinstate trading until the Company met its Tier Maintenances requirements, on November 4, 2002.

2.

On June 10, 2003, while Mr. Wilmot was a director and officer of CTF Technologies Inc. (“CTF”), CTF was subject to a cease trade order in British Columbia for failure to file its financial statements for the year ended December 31, 2002, and for the first quarter ended March 31, 2003, due to the Company’s determination in late 2002 that an accounting change to the manner in which it accounted for some of its revenues would be appropriate. CTF is currently dormant and as of the date of this circular, the cease trade order on CTF remains in effect.

3.

On May 27, 2004, while Mr. Wilmot was a director and/or officer of Verb Exchange Inc. (“Verb Exchange”) he, together with the other directors and senior management of Verb Exchange, voluntarily agreed to and became subject to a “management” cease trade order in British Columbia in respect of Verb Exchange’s failure to file its financial statements. The statements were filed and the cease tradeorder revoked on June 29, 2004.

4..

On May 3, 2005, while Mr. Wilmot was a director and/or officer of Verb Exchange, he together with the other directors and senior management of Verb Exchange, voluntarily agreed to and became subject to a “management” cease trade order in British Columbia in respect of Verb Exchange’s failure to file its financial statements. The statements were filed and the management cease trade order revoked on June 20, 2005.

No proposed director of the Company is or has been, within the past 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the past 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officer

The table below sets out particulars of compensation paid to the following executive officers for services to the Company during the three most recently completed financial years:

(a)

the individual who served as our chief executive officer or acted in a similar capacity (“CEO”) during the most recently completed financial year;

(b)

the individual who served as our chief financial officer or acted in a similar capacity (“CFO”) during the most recently completed financial year;

(c)

each of our three most highly compensated executive officers, other than the CEO and CFO, who was serving as an executive officer at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year,

(each of whom is a “Named Executive Officer”).

Under the definitions described above, we had two “Named Executive Officers” during our financial year ended October 31, 2007, being Mr. Gary Cope, who is currently the Chief Executive Officer (“CEO”), President and a director of the Company and Mr. N. Ross Wilmot, our Chief Financial Officer (“CFO”) and a director of the Company.

Summary Compensation Table

Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities under Options/ SARs (2) Granted	Restricted Shares of Restricted Share Units ($)	LTIP(3) Payouts ($)
Gary Cope CEO and President	2007	Nil	Nil	94,400	1,997,500	Nil	Nil	Nil
	2006	Nil	Nil	129,000	780,000	Nil	Nil	Nil
	2005	Nil	Nil	68,000	275,000	Nil	Nil	Nil
N. Ross Wilmot CFO	2007	Nil	Nil	60,300	350,000	Nil	Nil	Nil
	2006	Nil	Nil	51,800	200,000	Nil	Nil	Nil
	2005	Nil	Nil	33,100	100,000	Nil	Nil	Nil

(1)

Financial year ended October 31.

(2)

Stock appreciation rights. The Company has not granted any SARs.

(3)

Long-term incentive plan. The Company does not have any LTIPs.

Incentive Stock Options to Named Executive Officers

We granted options to Named Executive Officers during the most recently completed financial year as disclosed in the following table.

Name of Executive	Securities Under	Exercise or	Market Value of	Expiration Date
Officer and	Options Granted	Base Price	Securities
Principal Position	(#)	($/Security)	Underlying Options on the Date of Grant
			($/Security)
	322,500	$0.69	$0.69 (1)	March 8, 2012
Gary Cope	275,000	$0.82	$0.82(2)	July 12, 2012
CEO and President	1,400,000	$0.85	$0.85(3)	August 31, 2012
	50,000	$0.69	$0.69 (1)	March 8, 2012
N. Ross Wilmot	100,000	$0.82	$0.82(2)	July 12, 2012
CFO	200,000	$0.85	$0.85(3)	August 31, 2012

(1)

Based on the closing price ($0.69) of the Company’s shares on the date of grant (March 8, 2007).

(2)

Based on the closing price ($0.82) of the Company’s shares on the date of grant (July 12, 2007).

(3)

Based on the closing price ($0.85) of the Company’s shares on the date of grant (August 31, 2007).

The following table discloses the particulars of options exercised during the last financial year by any Named Executive Officer and the value of unexercised options held by the Named Executive Officers:

Aggregated Option/SAR Exercises During the Most Recently
Completed Financial Year and Financial Year-End Option/SAR Values

Name of Executive Officer	Securities Acquired on	Aggregate Value Realized	Unexercised Options/SARs(1) at	Value of Unexercised in the Money Options/SARs at
	Exercise (#)	($)	Financial Year-End	Financial Year-End ($) (2)
			(#)	Exercisable/ Unexercisable
			Exercisable/
			Unexercisable
Gary Cope	275,000	189,750	2,412,500 / 700,000	$2,809,500 / $658,000
CEO
N. Ross Wilmot	100,000	68,000	600,000 / 100,000	$746,000 / $94,000
CFO

(1)

We have not granted any SARs.

(2)

Based on the closing price of the Company’s common shares ($1.79) on October 31, 2007, the Company’s year-end.

No Named Executive Officer exercised an option during the most recently completed financial year.

No options granted to any Named Executive Officers were repriced downwards during the last financial year. Mr Cope’s employment agreement includes a clause regarding change of control. In the event of termination within 120 days of a change of control of the Company, the Company will pay Mr. Cope a lump sum of cash equal to two (2) years of salary.

Termination of Employment, Change in Responsibilities, and Employment Contracts

Other than Mr. Cope, we have no plan or arrangement to pay or otherwise compensate any Named Executive Officer if his employment is terminated as a result of resignation, retirement, change of control etc. or if his responsibilities change following a change of control, where the value of this compensation exceeds $100,000 per Named Executive Officer.

Other compensation to Named Executive Officers (i.e., through management agreements, employment agreements, etc.)

The terms of employment for the Ross Wilmot are verbal. The verbal agreement may be terminated by either the Company or the Named Executive Officer on reasonable notice. The terms of employment for Gary Cope are specified in the written agreement reached on March 31, 2005. The Summary Compensation Table above summarizes the compensation we paid to the Named Executive Officers during the last financial year.

Compensation of Directors

We did not pay our directors in their capacities as directors during the most recently completed financial year. No directors received compensation for committee participation, special assignments for services as consultants or experts.

We granted options to directors during the most recently completed financial year as disclosed in the following table. Two of the directors are Named Executive Officers and their options are also disclosed elsewhere in this Information Circular.

Options Granted to Directors

Name of Director	Number of Options Granted	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
	322,500	$0.69	$0.69 (1)	March 8, 2012
Gary Cope	275,000	$0.82	$0.82(2)	July 12, 2012
	1,400,000	$0.85	$0.85(3)	August 31, 2012
	50,000	$0.69	$0.69 (1)	March 8, 2012
Ross Wilmot	100,000 200,000	$0.82 $0.85	$0.82(2) $0.85(3)	July 12, 2012 August 31, 2012
	40,000	$0.82	$0.82(2)	July 12, 2012
George Cavey	400,000	$0.85	$0.85(3)	August 31, 2012
	322,500	$0.69	$0.69 (1)	March 8, 2012
Minaz Devji	275,000 1,450,000	$0.82 $0.85	$0.822) $0.85	July 12, 2012 August 31, 2012
	250,000	$0.85	$0.85 (4)	June 14, 2012
Cyrus Driver	100,000 200,000	$0.82 $0.85	$0.822) $0.85	July 12, 2012 August 31, 2012

(1)

Based on the closing price ($0.69) of the Company’s shares on the date of grant (March 8, 2007).

(2)

Based on the closing price ($0.82) of the Company’s shares on the date of grant (July 12, 2007).

(3)

Based on the closing price ($0.85) of the Company’s shares on the date of grant (August 31, 2007).

(4)

Based on the closing price ($0.85) of the Company’s shares on the date of grant (June 14, 2007).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which we had in place as of the financial year ended October 31, 2007 was our stock option plan dated April 2007. (the “2007 Plan”). During our most recently completed financial year we also issued warrants exercisable into common shares of the Company; however, these were issued to investors pursuant to private placements of the Company, and not as part of an equity compensation plan.

On March 8, 2007, the Company adopted a 20% fixed plan (the “20% Fixed Plan”) approved by the shareholders on April 23, 2007. The following table sets out information about the 20% Fixed Plan under which equity securities of the Company are authorized for issuance. Information in the table is given as of February 7, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	12,837,180	$0.70	Nil
Equity compensation plans not approved by securityholders	147,820	$1.52	6,178,030
Total	12,985,000	N/A	6,178,030

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors or executive officers, proposed nominees for election as directors, or associates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the most recently completed financial year and no indebtedness remains outstanding as at the date of this Information Circular, other than amounts not exceeding $ 20,000 in respect of travel advances.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of our last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of our subsidiaries.

An “informed person” means:

(a)

a director or executive officer of the Company;

(b)

a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)

the Company if it has purchased, redeemed or otherwise acquired any of its securities, so long as it holds any of its securities.

AUDIT COMMITTEE

As at the date hereof, the Audit Committee is composed of Gary Cope, Ross Wilmot and Cyrus Driver. All of the members of the Audit Committee are “financially literate”.

Relevant Education and Experience of Audit Committee Members

Gary Cope	Not independent	Financially Literate

Mr. Cope is currently the President of Orko Silver Corp. and Orex Minerals Inc., both are public companies whose shares are listed on the TSX Venture Exchange.

Mr. Cope serves as a director for various private and public companies and has an understanding of the financial issues that impact exploration companies.

Ross Wilmot	Not independent	Financially Literate	Chartered Accountant, Mr. Wilmot serves as a director and / or officer of several listed companies.
Cyrus Driver	Independent	Financially Literate	Chartered Accountant, and Partner with Davidson & Company LLP. Mr. Driver serves on the boards of several listed companies.

The text of the Audit Committee Charter is attached below:

Charter of the Audit Committee of the Board of Directors
of Orko Silver Corp.
(the “Company”)

Article 1 – Mandate and Responsibilities

The Audit Committee is appointed by the board of directors of the Company (the “Board”) to oversee the accounting and financial reporting process of the Company and audits of the financial statements of the Company. The Audit Committee’s primary duties and responsibilities are to:

(a)

recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

(b)

recommend to the Board the compensation of the external auditor;

(c)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(d)

pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor;

(e)

review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information;

(f)

be satisfied that adequate procedures are in place for the review of all other public disclosure of financial information extracted or derived from the Company’s financial statements, and to periodically assess the adequacy of those procedures;

(g)

establish procedures for:

(i)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(h)

review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 by virtue of the fact that it is a venture issuer. Section 6.1 exempts the Company from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of MI 52-110.

Audit Fees and Audit-Related Fees

The aggregate fees unbilled/billed by the Company’s external auditor for financial year 2007 for audit and assurance and related services were approximately $60,000 (2006 - $27,500).

Tax Fees

The aggregate fees unbilled/billed for tax compliance, tax advice and tax planning services by the Company’s external auditor for financial year 2007 were approximately $3,500 (2006 - $Nil).

All Other Fees

The aggregate fees billed by the Company’s external auditor for financial year 2007 for review of unaudited interim financial statements, compilation of consolidated financial statements and related services were $Nil (2006 - $2,100).

CORPORATE GOVERNANCE

Effective August 25, 2006, the Company graduated to Tier 1 of the Exchange. Section 16.3 of Exchange Policy 3.1 requires Tier 1 issuers to disclose its corporate governance practices using the disclosure requirements in National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58- 101”) that apply to issuers listed on the Toronto Stock Exchange. Accordingly, the following is a summary of the Company’s corporate governance disclosure required by Form 58-101F1 of NI 58-101, because Form 58-101F1 is the form of corporate governance disclosure that applies to issuers listed on the Toronto Stock Exchange.

Board of Directors

The Board, at present, is composed of five directors, two of whom are executive officers of the Company and three of whom are considered to be “independent”, as that term is defined in applicable securities legislation. Messrs. George Cavey, Minaz Devji and Cyrus Driver are considered to be independent directors. Mr. Gary Cope, by reason of his being the President of the Company, and Mr. Ross Wilmot, by reason of his being the Chief Financial Officer of the Company, are not. The board is composed of a majority of independent directors. See the heading “Executive Compensation” for further details of compensation paid to Gary Cope. In determining whether a director is independent, the Board chiefly considers whether the director has a relationship which could, or could be perceived to, interfere with the director’s ability to objectively assess the performance of management.

The independent directors of the board do not hold regularly scheduled meetings at which non- independent directors are not in attendance. However, the size of the Board and the nature of the Company’s operations ensures that open and candid discussion among the independent directors is possible. Furthermore, the Board does not have a Chair, because the size of the Board enables all directors to participate and provide leadership to the Company.

The Board held one meeting during the financial year October 31, 2006 to October 31, 2007. All Directors were in attendance in person at this meeting. All other resolutions were completed by consent resolution.

Directorships

Certain of the directors of the Company are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of director or Nominee for Director	Other reporting issuer (or equivalent in a foreign jurisdiction)

Gary Cope	Orex Minerals Inc., Dobhai Ventures Inc., Senator Minerals Inc.

Ross Wilmot	Orex Minerals Inc., CTF Technologies Inc., Verb Exchange Inc.

George Cavey	Orex Minerals Inc., Devonshire Resources Ltd., Tri-Gold Resources Corp., Icon Industries Ltd., Staccato Gold Resources Ltd.

Minaz (Mike) Devji	Dobhai Ventures Inc.

Cyrus Driver	Venture One Capital Corp., Aldrin Resources Corp., Maxim Resources Inc., Cobra Venture Corporation, Bellhaven Copper & Gold Inc., Superior Mining International Corporation.

Board Mandate

The Board does have a written mandate. The Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions.

The Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Position Descriptions

The Board has not developed written position descriptions for the President of the Company or for the Chair of each board committee. The size and nature of the Company’s business allows each director or officer to understand his role in progressing the Company’s operations.

Orientation and Continuing Education

The Company has not yet developed an official orientation or training program for new directors. As required, new directors will have the opportunity to become familiar with the Company by meeting with the other directors and with the officers of the Company. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Board.

Ethical Business Conduct

The Board has a Code of Ethical Conduct, which requires the monitoring of the ethical conduct of the Company and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board has not appointed a nominating committee because the Board fulfills these functions.

Compensation

The Board of Directors is responsible for determining all forms of compensation, including long-term incentive in the form of stock options, to be granted to the Chief Executive Officer of the Company and the directors, and for reviewing the Chief Executive Officer’s recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its officers, the Board considers: i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and the Company’s shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general.

Committees of the Board of Directors

The Board has appointed an Audit Committee, the members of which are Gary Cope, Ross Wilmot and Cyrus Driver. A description of the function of the Audit Committee can be found in this Circular under Audit Committee. The Board of Directors does not have any other committees.

Assessments

The Board has not, as yet, adopted formal procedures for assessing the effectiveness of the Board, its Audit Committee or individual directors. The relatively small size of the Company enables the Board to satisfy itself that individual directors are performing effectively. As the Company grows, the Board will consider adopting formal procedures for evaluating director performance.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given in this solicitation will be voted for the re-appointment of Manning Elliott, Chartered Accountants, of 1050 West Pender Street, Vancouver, British Columbia, as our auditor to hold office until the next annual general meeting. We propose that the Board of Directors be authorized to fix the remuneration to be paid to the auditor. Manning Elliott was first appointed our auditor on November 21, 1996.

Our audit committee recommends the election of Manning Elliott, Chartered Accountants, of Vancouver, British Columbia, as our auditor to hold office until the Company’s next annual general meeting. We propose that the Board of Directors be authorized to fix the remuneration to be paid to the auditor.

Unless otherwise instructed, the proxies solicited by management will be voted for the appointment of Manning Elliott, Chartered Accountants, as the Company’s auditor.

PARTICULARS OF MATTERS TO BE ACTED ON

APPROVAL OF SHAREHOLDER RIGHTS PLAN

On September 24, 2007, the Board of adopted a Shareholder Rights Plan Agreement (the “Rights Plan”) as summarized below. At the Meeting, the shareholders will be asked to consider a resolution confirming and ratifying the Rights Plan. The Rights Plan provides that it will terminate unless the shareholders vote at the Meeting to confirm its operation.

The Rights Plan has the following objectives:

(a)

to prevent creeping acquisitions of control;

(b)

to give adequate time for the Board and shareholders to properly assess a take-over bid without undue pressure;

(c)

to provide the Board and shareholders adequate time to consider the value of all assets of the Company and for the Company to undertake a value recognition program if necessary to demonstrate the value of one or more assets;

(d)

to provide the Board time to consider value-enhancing alternatives to a take-over bid and to possibly allow competing bids to emerge; and

(e)

to ensure that shareholders of the Company are provided equal treatment under a take-over bid.

The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly and has not been adopted in response to any proposal to acquire control of the Company.

The summary of the Rights Plan below is qualified in its entirety by reference to the text of the Rights Plan, which is available upon request from the Secretary of the Company at Suite 2610 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2, Telephone (604) 684-4691 or Fax (604) 684-4601. Capitalized terms used in the summary without express definition have the meanings ascribed thereto in the Rights Plan.

It is intended that all proxies received will be voted in favour of the approval of the Rights Plan, unless a proxy contains instructions to vote against the Rights Plan. The Rights Plan will become effective only if it is approved by greater than 50% of the votes cast by shareholders present in person or by proxy at the Meeting. The text of the resolution approving the Rights Plan (the “Rights Plan Resolution”) is set forth below under the heading “Text of Resolution” hereto.

Voting Requirements

The Rights Plan Agreement provides that it must be ratified by shareholders of the Company not later than March 24, 2008. The TSX Venture Exchange also requires that such ratification be obtained. The Rights Plan Agreement must be ratified by a majority of the votes cast at the Meeting by holders of common shares, without giving effect to any votes cast by (i) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding common shares, and (ii) the associates, affiliates and insiders of such shareholders. Management of the Company is not aware of any shareholder who will be ineligible to vote on the confirmation of the Rights Plan Agreement at the Meeting.

Recommendation of the Board of Directors

The Board has determined that the confirmation of the Rights Plan is in the best interests of the Company and the holders of its common shares. The Board unanimously recommends that shareholders vote IN FAVOUR of the confirmation and approval of the Right Plan.

The Company has been advised that the directors and senior officers of the Company intend to vote all common shares held by them in favour of the confirmation and approval of the Rights Plan.

Text of Ordinary Resolution to Approve of Rights Plan

The text of the ordinary resolution to approve the Rights Plan is as follows:

“BE IT RESOLVED THAT:

1.

The Rights Plan adopted by the Company’s Board of Directors on September 24, 2007, on the terms set out in the Shareholder Rights Plan Agreement dated as of December 4, 2007 between the Company and Pacific Corporate Trust Company, as Rights Agent, and all Rights issued under the Rights Plan are approved, ratified, and confirmed, subject to regulatory approval; and

2.

Any director or officer of the Company is authorized and directed, on behalf of the Company, to do all acts and to sign, whether under the corporate seal of the Company or otherwise, and deliver all documents that the Company considers necessary or desirable to give effect to this resolution.”

If the Company’s shareholders do not pass the resolution at the Meeting, the Rights Plan will terminate.

Background and Objectives of the Rights Plan

The Rights Plan will: (a) provide the Company’s directors and shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure; (b) allow the directors to explore and develop, if appropriate, other alternatives to maximize shareholder value; and (c) allow additional time for competing bids to emerge.

Take-over bid contests for corporate control provide a singular opportunity for shareholders to obtain a one-time gain. After the acquisition of effective control, the opportunity for this one-time gain normally does not re-occur. As with most public companies, a person could probably secure control of the Company through the ownership of much less than 50% of the Company’s shares. Without a shareholder rights plan, a bidder could acquire effective control of the Company over a relatively short period of time, through open market and private purchases and using various techniques permitted under Canadian securities legislation, all without making a bid available to all shareholders. This acquisition of control would probably be an effective deterrent to other potential offerors. The person acquiring control might also be able to consolidate and increase its control, over a period of time, without the price for control ever being tested through an open market auction. Shareholder rights plans are designed to prevent this occurrence by forcing all acquisitions of control into a public offer mode.

A public offer will not necessarily achieve all of the objectives of ensuring the maximum value to shareholders. Canadian securities legislation requires a take-over bid to remain open for only 35 days. The Board of Directors does not believe that 35 days would give it enough time to determine whether there are alternatives available to maximize shareholder value or whether there are other potential bidders prepared to pay more than the offeror for the Company’s shares. The Rights Plan is intended to provide the Board with sufficient time to pursue alternatives and to provide shareholders with sufficient time to properly assess any take-over bid. The securities commissions have concluded in decisions relating to rights plans that a target company’s directors will not be permitted to maintain a rights plan solely to prevent a successful take-over bid. The directors must actively seek alternatives to a take-over bid and there must be a real possibility that they will be able to increase shareholder choice and maximize shareholder value.

The Company is not proposing the Rights Plan in response to or in anticipation of any acquisition or takeover bid. The Rights Plan is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office, or to deter fair offers for the Company’s common shares. The Rights Plan does not inhibit or prevent any shareholder from using the proxy mechanism set out in the British Columbia Business Corporations Act to promote a change in the management or direction of the Company. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions.

The Rights Plan does not affect in any way the Company’s financial condition. The initial issuance of the Rights will not dilute the Company’s shares and will not affect reported earnings or cash flow per share until the Rights separate from the underlying common shares and become exercisable. The adoption of the Rights Plan will not lessen or affect the duty of the Company’s directors to act honestly, in good faith, and in the Company’s best interests. The Rights Plan is designed to provide the directors with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company’s shareholders.

Terms of the Rights Plan

The following is a summary of the terms of the Rights Plan. This summary is qualified in its entirety by the Shareholder Rights Plan Agreement.

General

To implement the Rights Plan, the Company has issued one Right for each common share outstanding as at 4:00 p.m. (Pacific Standard Time) on December 4, 2007 (the “Record Time”). The Company will also issue one Right for each additional common share issued after the Record Time. Each Right will entitle the holder to purchase one common share of the Company at a price of five times the Market Price (as defined in the Rights Plan) per common share (the “Exercise Price”), subject to certain anti-dilution adjustments. The Rights cannot be exercised, however, until the Separation Time (defined below). If a Flip-in Event (defined below) occurs, each Right will entitle the holder to purchase that number of common shares having a total Market Price on the date of the Flip-in Event equal to twice the Exercise Price for an amount of cash equal to the Exercise Price.

Example of Flip-in Event

Market Price = $1.00
Exercise Price= $5.00
2 times Exercise Price = $10.00

If a qualified shareholder holds 100 shares, then on a Flip-in Event, he or she could purchase $1000 worth of new common shares for a total purchase price of $500 or $0.50 per share which is a 50% discount to the Market Price. His new position = 100 shares + 1,000 shares (for cost of $500) = 1,100 shares.

Trading of Rights

The issuance of Rights will not change the manner in which shareholders currently trade their common shares. Shareholders do not have to return their certificates to have the benefit of the Rights.

Until the Separation Time, the Rights will be evidenced by the certificates for the Company’s outstanding common shares and the Rights will be transferred with, and only with, the common shares. After the Separation Time, the Rights will become exercisable, will be evidenced by separate Rights certificates, and will be transferable separately from the common shares.

Separation Time

The Rights will separate and trade apart from the common shares and become exercisable after the Separation Time.

The “Separation Time” generally means the close of business on the tenth trading day after the earlier of:

(a)

the date a person first publicly announces the intention to commence a Take-over Bid (other than a permitted bid or a competing permitted bid) or the date a Take-over Bid (other than a permitted bid or a competing permitted bid) is commenced; and

(b)

the date of the first public announcement that a person has become an Acquiring Person (defined below) by acquiring 20% or more of the Company’s voting shares.

A Take-over Bid is an offer to acquire voting shares, or securities convertible into voting shares, that, when combined with the offeror’s current shareholdings, would result in the offeror holding 20% or more of the Company’s outstanding voting shares.

Acquiring Person

An Acquiring Person is generally a person who becomes the beneficial owner of 20% or more of the outstanding voting shares of the Company. Under the Rights Plan, there are various exceptions to the definition of Acquiring Person, including:

(a)

a person who acquires 20% or more of the outstanding voting shares due to:

(i)

acquisitions or redemptions of voting shares by the Company,

(ii)

an amalgamation, merger or other statutory procedure requiring shareholder approval,

(iii)

pro rata distributions of voting shares by the Company, or

(iv)

acquisitions of voting shares upon exercise of Convertible Securities (as defined in the Rights Plan) acquired under certain exempt transactions;

(b)

underwriters who obtain voting shares in connection with a distribution of securities under an underwriting agreement with the Company; and

(c)

a person who is the Beneficial Owner of 20% or more of the outstanding voting shares of the Company determined as at the Record Time, provided that this exception ceases to apply if the person increases his or her beneficial ownership of voting shares by more than 1% after the Record Time.

Beneficial Ownership

The thresholds for triggering the Rights Plan are based on the percentage of shares that are Beneficially Owned by a person or its Affiliates or Associates. This is defined in terms of legal or equitable ownership of shares. In addition, a person is deemed to be the Beneficial Owner of shares if that person or its Affiliates or Associates, and any other person acting jointly or in concert with such person, has a right to acquire the shares within 60 days. There are various exceptions to this definition set out in the Rights Plan.

Flip-in Event

Under the Rights Plan, a Flip-in Event will occur when a person becomes an Acquiring Person. On the occurrence of a Flip-in Event:

(a)

each Right (other than Rights that are void) will entitle the holder to purchase, for the Exercise Price, that number of common shares having a Market Price equal to twice the Exercise Price; and

(b)

any Rights beneficially owned by the Acquiring Person and its affiliates, associates, and transferees, or any person acting jointly or in concert with the Acquiring Person, will become void.

Accordingly, if the Company’s directors do not approve a Flip-in Event, an Acquiring Person will suffer significant dilution. The directors may redeem all of the outstanding Rights at a redemption price of $0.0001 per Right at any time before a Flip-in Event occurs or as long as shareholders have approved the redemption.

Permitted Bids

Permitted Bids are exempt from the operation of the Rights Plan. In summary, a “Permitted Bid” is a take-over bid made by way of a take -over bid circular and that also complies with the following requirements:

(a)

the bid is made to all holders of voting shares of the Company and for all outstanding voting shares;

(b)

the take-over bid must be open for a least 60 days and is subject to an irrevocable condition that more than 50% of the Company’s outstanding voting shares (other than shares beneficially owned by the offeror on the date of the bid) are deposited under the bid and not withdrawn;

(c)

voting shares may be tendered at any time during the 60 day period and may be withdrawn until taken up and paid for; and

(d)

if more than 50% of the voting shares (other than shares beneficially owned by the offeror on the date of the bid) are deposited and not withdrawn, the offeror will publicly announce this fact and leave the bid open for another 10 business days.

If an offeror successfully completes a Permitted Bid, the Rights Plan provides that the Company will redeem the Rights at $0.0001 per Right.

A Permitted Bid, even if not approved by the Board, may be taken directly to the Company’s shareholders. Shareholders will not be required to approve a Permitted Bid at a meeting. Instead, the Company’s shareholders will initially have 60 days to deposit their shares. If more than 50% of the Company’s outstanding common shares (other than common shares beneficially owned by the offeror on the date of the take-over bid) have been deposited and are not withdrawn by the end of the 60 day period, the Permitted Bid must be extended for another 10 days to allow initially disapproving shareholders to deposit their shares if they so choose.

Waiver

The directors may waive the application of the Rights Plan to any Flip-in Event if they determine that a person became an Acquiring Person by inadvertence, as long as this person has, within 10 days after the directors’ determination, reduced its beneficial ownership of shares so that it is no longer an Acquiring Person. The directors may also waive the application of the Rights Plan to any particular Flip -in Event before it has occurred; however, if that happens, the directors will be deemed to have waived the application of the Rights Plan to any other Flip-in Event that occurs after the initial waiver but before the expiry of the take-over bid that the initial waiver relates to.

Amendments

The directors may supplement or amend the Shareholder Rights Plan Agreement to correct clerical or typographical errors or to maintain its validity as a result of a change in law. At any time before the Separation Time, the Company may amend, vary, or rescind any of the provisions of the Rights Plan and the Rights with the prior consent of the holders of the voting shares. At any time on or after the Separation Date, the Company may supplement or amend any of the provisions of the Rights Plan and the Rights with the prior consent of the holders of the Rights.

Shareholder Approval

For the Rights Plan to be confirmed, common shareholders who vote must pass the resolution by a majority of votes cast in its favour by Independent Shareholders. “Independent Shareholders” are shareholders other than Acquiring Persons, Offerors, their Associates or Affiliates, a person acting jointly or in concert with an Acquiring Person or Offeror, and an employee benefit plan or similar plan for the benefit of employees.

AMENDMENT NO. 1 TO STOCK OPTION PLAN

At the Meeting, the disinterested shareholders of the Company will be asked to approve an amendment to the Company’s 20% Fixed Plan (the “Amendment No. 1”), which would amend the Plan in the following way:

•

Section 4 of the Plan be amended so that the number of common shares reserved under the Plan for the grant of options be increased from 15,517,180 shares to 19,438,030 shares, which will represent approximately 20% of the total outstanding common shares of the Company as at January 21, 2008. This increased reserve will include all common shares subject to outstanding options.

Acceptance by the TSX Venture Exchange (“TSXV”) is subject to the Company obtaining disinterested shareholder approval of the Amendment No. 1 to the Plan.

The TSXV’s policies require that the Company’s disinterested shareholders must approve the amendment to the Plan. The insiders to whom shares may be issued under the Plan, and their associates, must abstain from voting on the amendment to the Plan. The Board of directors do not presently intend to grant existing insiders further options, and the Plan is being updated to maintain a fixed 20% limit in order to provide the flexibility to incentivize new directors, officers, employees and service providers.

The term “insiders” is defined in the Securities Act (British Columbia) and generally includes directors, senior officers, the five highest paid employees, and holders of more than 10% of the Company’s voting shares.

Within the meaning of TSXV policies, the term “associate” means, when used to indicate a relationship with any person:

(a)

a company of which that person beneficially owns or controls, directly or indirectly, voting securities entitling him or her to more than 10% of the outstanding voting rights of the company; or

(b)

a partner of that person;

(c)

a trust or estate in which that person has a substantial benefit interest or for which that person serves as trustee or in a similar capacity;

(d)

in the case of a person who is an individual, that person’s spouse or child or any relative of that person or of his spouse who has the same residence as that person.

Accordingly, at the Meeting, shareholders will be asked to consider and if thought fit, to approve, with or without amendment, the following ordinary resolution to be voted on by the disinterested shareholders:

“IT IS RESOLVED, as an ordinary resolution, that:

1.

The Company amend the Plan to increase the number of common shares reserved for issuance upon the exercise of incentive stock options granted under the Plan to 19,438,030 common shares.

2.

The Amendment No. 1 to the Plan, substantially in the form presented to the shareholders, is approved and any one director or officer of the Company is authorized to sign the Amendment No. 1 to the Plan on the Company’s behalf.

3.

The Company file the Amendment No. 1 to the Plan with the TSXV for acceptance.”

APPROVAL OF SPECIFIC STOCK OPTIONS

On January 21, 2008, the Company amended its 20% Fixed Plan, as described above, subject to Exchange and shareholder approval. The Company granted certain options under the Amendment No. 1 Plan, subject to Exchange and shareholder approval.

The following options were granted under the Amendment No. 1 (the “Additional Options”) on January 21, 2008 requiring shareholder approval:

Name of Optionee	No. of options granted	Exercise Price	Date of Grant	Expiry Date
Bruce McBean	47,820	$1.52	January 21, 2008	January 21, 2009
Robert Livingstone	50,000	$1.52	January 21, 2008	January 21, 2009
Henri Nasr	50,000	$1.52	January 21, 2008	January 21, 2009
Total	147,820

These options have been approved by the board of directors of the Company subject to regulatory and shareholder approval. Exchange policies require disinterested shareholder approval of the Additional Options. Disinterested shareholder approval is the approval of the majority of the votes cast by all shareholders at the Meeting, excluding votes attaching to common shares beneficially owned by insiders to whom these Additional Options may be granted under the Amendment No. 1 to the Plan or associates of such persons.

At the Meeting, shareholders will be asked to pass an ordinary resolution (by disinterested shareholders) approving the Additional Options in substantially the following form:

“RESOLVED that:

1.

the 147,820 granted to the key employees and consultants of the Company as specifically detailed in the Company’s Information Circular dated February 7, 2008 are approved ratified and confirmed, including the exercise price thereof, subject to TSX Venture Exchange approval;

2.

any one (or more) director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.”

We estimate that the persons granted Additional Options, as set forth above, and their associates beneficially own no common shares.

OTHER MATTERS

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting and further described above. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

Additional information about the Company is on SEDAR at www.sedar.com. Securityholders may contact the Company to request copies of the Company’s financial statements and MD&A by calling (604) 684-4691 or sending an e-mail to info@orkosilver.com. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

DATED at Vancouver, British Columbia, this 7th day of February, 2008.

ON BEHALF OF THE BOARD OF DIRECTORS

“Gary Cope”

President